# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALIFORNIA FIRST LEASING CORP, CIK 0000803016
CUSIP: 130222102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5000 BIRCH STREET, SUITE 500, NEWPORT BEACH, California (CA), 92660
Date of event which requires filing of this statement: 06/04/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002027098

## Reporting persons
- Patrick E. Paddon Irrevocable Trust 2024: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (14% of the class)
- Patrick Andrew Paddon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 29,165; shared voting power 1,329,165; sole dispositive power 29,165; shared dispositive power 1,329,165; aggregate amount beneficially owned 352,080 (3.8% of the class)
- Sarah Jewett Paddon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 23,661; shared voting power 1,323,661; sole dispositive power 23,661; shared dispositive power 1,323,661; aggregate amount beneficially owned 348,661 (3.8% of the class)

## Item 1. Issuer
Name of issuer: CALIFORNIA FIRST LEASING CORP
Address of issuer's principal executive offices: 5000 BIRCH STREET, SUITE 500, NEWPORT BEACH, CALIFORNIA, 92660

## Item 2. Person Filing
Name of person filing: Patrick E. Paddon Irrevocable Trust
Address of principal business office or, if none, residence:
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,300,000
Percent of class: 14.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,300,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,300,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Patrick Andrew Paddon and Sarah Jewett Paddon, as co-trustees for the Trust, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Patrick E. Paddon Irrevocable Trust 2024: Patrick Andrew Paddon, Trustee (07/01/2024)
- Patrick Andrew Paddon: S, Leslie Jewett, POA (07/01/2024)
- Sarah Jewett Paddon: S. Leslie Jewett, POA (07/01/2024)